Filed Pursuant to Rule 253(g)(2)
File No. 024-12383

Supplement No. 15 dated June 6, 2025, to the Offering Circular dated June 17, 2024

This document supplements, and should be read in conjunction with, the offering circular of Energea Portfolio 3 Africa LP (formerly Energea Portfolio 3 Africa LLC), dated June 17, 2024, as previously supplemented and filed by us with the Securities and Exchange Commission (the "Commission") (collectively, the "Offering Circular"). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•       The conversion of Energea Portfolio 3 Africa LLC to Energea Portfolio 3 Africa LP, which became effective on June 5, 2025. This change represents an entity reorganization; no substantive changes have been made to the terms of the offering.

Energea Portfolio 3 Africa LP
52 Main Street
Chester, CT 06412

This offering circular relates to the offering of Class A Investor Shares pursuant to Regulation A of the Securities Act of 1933, as amended. On June 5, 2025, Energea Portfolio 3 Africa LLC converted into Energea Portfolio 3 Africa LP, a Delaware limited partnership. The LP is the successor issuer and has adopted the offering statement of the LLC pursuant to Rule 257(b)(5).

No substantive changes have been made to the terms of the offering other than the issuer conversion. This filing is submitted pursuant to Rule 253(g)(2).

In connection with the issuer conversion, the Company has updated its governance and offering documentation. Specifically, the Certificate of Conversion, the Limited Partnership Agreement, the Authorizing Resolution, and the Investment Agreement have been revised or adopted to reflect the Company's new legal structure and to ensure consistency across the offering materials. A Post-Qualification Amendment to the Offering Statement on Form 1-A will be filed to include these updated exhibits.